NO ACT

DC 2-12-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





08042780

Received SEC
MAR 12 2008
Washington, DC 20549

March 12, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/12/2008

John P. Berkery
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069

Re: The AES Corporation
Incoming letter dated February 12, 2008

Dear Mr. Berkery:

This is in response to your letter dated February 12, 2008 concerning the shareholder proposal submitted to AES by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

SHEARMAN & STERLING LLP
599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

jberkery@shearman.com
(212) 848-7765

February 12, 2008

Via Hand Delivery

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20459

RE: Exclusion of Shareholder Proposal by United Brotherhood of Carpenters Pension Fund in the Proxy Statement pursuant to Rule 14a-8

Ladies and Gentlemen:

We represent The AES Corporation, a Delaware corporation (the "Company" or "AES"), in connection with the shareholder proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent"). This no-action letter is submitted pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and sets forth the reasons for excluding the Proposal from the Company's proxy statement (the "Proxy Statement") relating to its 2008 annual meeting of stockholders, which is currently scheduled to be held on April 24, 2008. A copy of the Proposal and supporting statement is attached hereto as Exhibit A.

As described below, the Company believes that the Proposal may be omitted from its Proxy Statement in accordance with: (i) Rule 14a-8(i)(10), because the Proposal has been substantially implemented, and (ii) Rule 14a-8(i)(3), because the Proposal is vague and indefinite. The Company respectfully requests the staff of the Division of Corporation Finance (the "Staff") of the Securities Exchange Commission (the "Commission") to confirm that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Statement.

In accordance with Rule 14a-8(j), six copies of this letter, including the Proposal attached as Exhibit A hereto, are being submitted to the Staff. By copy of this letter and the attachments, the Company has notified the Proponent of its intention to omit the Proposal from the Proxy Statement.

I. Waiver of 80-day Requirement under 14a-8(j)(1)

Pursuant to Rule 14a-8(j)(1), this letter must be filed with the Commission no later than 80 calendar days before the Company files its definitive Proxy Statement with the Commission, unless, if permitted by the Commission, it can show "good cause" for missing the deadline. In this case, the Company believes it can demonstrate good cause because the proposal was received by the Company after the 80-day deadline had already passed. Specifically, the timeline of the proposal and this response occurred as follows:

- The date of last year's annual meeting of stockholders was June 25, 2007.
- The proxy statement for the 2007 annual meeting stated that proposals for next year's annual meeting needed to be submitted to the Company by no later than January 24, 2008 (which, in accordance with Rule 14a-8(e)(2), is 120 calendar days before the date of the Company's proxy statement for the 2007 annual meeting).
- In December 2007, the Company decided to hold its 2008 annual meeting of stockholders on April, 24, 2008, in accordance with its historical practice of holding the annual meeting in April. The 2007 annual meeting of stockholders was held on June 25, 2007 due to the fact that as a result of a restatement of its financial statements the Company did not file its annual report of Form 10-K for the fiscal year ended December 31, 2006 until May 23, 2007.
- The Company received the Proposal on January 24, 2008.
- The Company filed this letter with the Commission as soon as reasonably practicable after receipt of the Proposal.

We note that the Staff has waived the 80-day requirement on a number of occasions under similar circumstances where the registrant's primary reason for not being able to comply with the 80-day requirement was due to the fact that the registrant had advanced the date of the annual meeting. *See Continental Airlines, Inc. (January 27, 2004)* (waiver granted where company had changed the date of its annual meeting of stockholders from May 14 to March 12, 2004 and the company filed its letter of objection with the Staff shortly after receipt of the proposal on November 26, 2003). *See also: U S Liquids Inc., (April. 03, 2002)*; and *Lifeline Systems, Inc., (April 06, 2000)*. In another instance where the Staff granted the 80-day waiver and the date of the annual meeting was advanced, the issuer received a deficient shareholder proposal more than 80 days before the filing of its proxy statement, but because the issuer provided the shareholder with the opportunity to correct the deficiency before it filed its no-action request with the Staff, it did not submit its request until after the 80-day deadline. *AT&T Corp., (February 19, 2004).*[1]

[1] We note that there are also instances where the Staff did not waive the 80-day requirement when the issuer advanced the date of its annual meeting. *See Financial Industries Corp., (Mar. 28, 2003)* and *Exelon Corp., (Mar. 15, 2001)*. However, in each of those instances, the issuer received the shareholder proposal more than 80 days before the issuer filed its proxy statement, and yet each waited beyond the 80-day period before it filed its no-action request with the Staff. In *Financial Industries*, the issuer filed its request approximately a month and a half after its receipt of the shareholder proposal and in *Exelon*, the issuer did not file its no-action request until three and a half months after it received the proposal. In the case at hand, AES received the Proposal after the 80-day deadline and is filing this letter as soon as reasonably practicable.

II. The Proposal

The Proposal requests that the board of directors of the Company (the "Board") adopt an executive compensation plan for senior executives based on a "pay for superior performance" policy (the "Proposed Plan") as set forth in the following proposed resolution:

> "**Resolved**: That the shareholders of The AES Corporation ("Company") request that the Board of Director's Executive Compensation Committee adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:
>
> - Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
> - Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
> - Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
> - Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
> - Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance."

The five requirements in the Proposed Plan set forth above are referred to as the "Proposal Requirements."

III. Grounds for Exclusion

The Company believes that the Proposal may be properly omitted from the Proxy Statement for the reasons discussed below.

A. Rule 14a-8(i)(10) – The Proposal may be permissibly excluded from the Proxy Statement because the Company has already substantially implemented it

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal if the "company has already substantially implemented the proposal." In its revision of Rule 14a-8, the Commission revised Rule 14a-8(i)(10) to reflect the Commission's interpretation of the rule — from permitting exclusion of "moot" proposals to permitting exclusion of proposals that have been "substantially implemented." *See Securities Exchange Act Release No. 39093 (September 18, 1997)*; *Securities Exchange Act Release No. 34-40018 (May 21, 1998)*.[2] Since 1983, to exclude a proposal under this rule, the proposal does not need to be "fully effected" as long as the registrant has substantially implemented such proposal. *See Securities Exchange Act Release*

[2] As part of the revision of Rule 14a-8, the Commission renumbered Rule 14a-8(c)(10) to Rule 14a-8(i)(10).

No. 34-20091 (August 16, 1983); *AMR Corp., (April 17, 2000).* The Company believes that the Staff has consistently taken the position that a company is not required to take the action requested by a proposal in every detail, and that when a company has implemented the essential objectives of a proposal, or already has policies and procedures in place relating to the subject matter of a proposal, then it has substantially implemented the shareholder proposal within the scope of Rule 14a-8(i)(10). *See EMC Corp. (February 14, 2005); Teradyne, Inc. (February 14, 2005); The Talbots, Inc. (April 5, 2002); The Gap, Inc. (March 16, 2001); and Kmart Corp. (February 23, 2000).*

The Proposal seeks a pay-for-superior-performance plan for senior executives. As described below, the Company believes that the Proposal can be excluded from its Proxy Statement under Rule 14a-8(i)(10) because this objective and the following Proposal Requirements have already been substantially implemented in its current executive officer compensation program.

- ***Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards***

The Company believes its current executive compensation program has already substantially implemented this Proposal Requirement. Long-term compensation awards are made under the 2003 Long-Term Compensation Plan (the "LTC Plan"). 75% of the annual long-term compensation awards granted to executive officers under the LTC Plan are performance-based. For the past four years, grants under the LTC Plan were allocated as follows: 50% in the form of Performance Units ("PUs"), 25% as Restricted Stock Units ("RSUs") and 25% as Stock Options.[3] Of this allocation, only the stock options vest purely on the passage of time.

Payouts of PUs and RSUs are made based on the satisfaction of certain performance measures. PUs are cash awards and vest over a three-year period, but cash payments of PUs occur only if the Company's "Cash Value Added" ("CVA")[4] performance against a pre-established target over the three-year period is achieved. If less than 90% of the CVA target is achieved for the three-year measurement period, no payments will be made under the PUs. If 90% of the target CVA level is achieved, each PU has a value of $0.50 per unit; if greater than 90% and less than 100% of the CVA target is achieved, or if greater than 100% and less than 120% of the CVA target is achieved, the PU payout will be determined based on a straight-line interpolation, subject to a maximum value of $2.00 per unit. There is no increase in PU cash payments above the maximum value per unit if greater than 120% of the CVA target is achieved. The CVA target can only be adjusted during the three-year period according to pre-established rules and only with the approval of the Compensation Committee of the Board. These rules are intended to account for changes in our portfolio of companies and the correction of errors in

---

[3] Over the three-year period between 2005 and 2007, the Company also made retention grants to four executive officers under the LTC Plan consisting of additional RSU awards. The terms of these RSUs differed from the terms of the annual long term compensation grants to executive officers in that the vesting and payout conditions of these RSUs were conditioned only on continued employment and the passage of time.

[4] CVA is a cash generation metric that measures the net cash the Company generates by increasing revenue, reducing costs, and improving productivity, which the Company considers a significant source of stockholder value creation, and which directly links compensation with the performance of its business during the measurement period.

setting the target. The target setting process and payouts are reviewed by an outside consultant prior to any payout.

RSUs represent the right to receive shares of AES common stock, or cash payments of equivalent fair market value, on the date of settlement. RSU awards for executive officers only vest if the Company achieves certain performance targets, based on AES total stockholder return ("TSR") as measured by the appreciation in stock price and dividends paid during a three-year period as compared to the total shareholder return of the companies that comprise the Standard & Poor's 500 ("S&P 500"). For such annual awards made to executive officers in 2007 and 2008 under the LTC Plan: (1) 100% of the RSUs will vest only when the TSR of AES is at or above the 60th percentile of the companies comprising the S&P 500, (2) only 50% of the RSUs will vest if the TSR of AES is at or above the 40th percentile of the companies comprising the S&P 500, and (3) if the TSR of AES is below the 40th percentile, then no units will vest and the units are forfeited in their entirety.

In light of the foregoing facts, the Company believes it has substantially implemented this Proposal Requirement because 75% of annual long-term compensation awards have performance-based payouts and do not pay out only based on the passage of time.

- ***Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median***

- ***Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies***

The Company believes that it has substantially implemented the above-referenced Proposal Requirements because the Company employs a two-step benchmarking analysis to ensure that its executive compensation program, taken as a whole, targets compensation within a range of the median of a group of peer companies. First, the Company develops its target total direct compensation for each executive officer within a range of the median of total compensation for similarly situated executive officers (based upon criteria such as type of position, business unit, career level, geographic region) from a group of companies in a survey developed by the Company's external compensation consultants (the "Survey Group"). The companies comprising the Survey Group are a combination of similar-sized general industry and energy companies (though not necessarily electricity companies), selected by the external consultant. The Compensation Committee then analyzes the targeted total direct compensation of each executive officer against that of executive officers holding parallel positions in each company in a group of domestic power companies selected by the Company (the "Peer Group")[5]. The Company uses this two-step benchmarking analysis because AES's operations and business model are different from that of most of the companies in the Peer Group. AES is a global power holding company which owns a portfolio of utilities and power generation businesses operating in 28 countries on five continents. With $11.6 billion in revenue in 2006, the Company's operations span from the operation of traditional, integrated utilities and generation facilities governed by long-term contracts and located in mature markets, to businesses that

[5] The Peer Group is comprised of CMS Energy, Calpine Corporation, Duke Energy, Dynegy, Edison International, FPL Group, NRG Energy, Pacific Gas & Electric, Reliant Resources, Southern Company, and TXU Energy.

operate in fast-growing emerging markets or in the highly volatile spot market for electricity, to the fast-growing alternative energy business, which includes wind generation and carbon emissions credits projects. Conversely, the companies comprising the Peer Group tend to be companies that are generally more focused in the United States and in the operation of utilities which have a projected growth rate that is well below that of the Company's. Accordingly, in addition to the Peer Group, the Company also benchmarks its executive officer compensation against the executive officer compensation of companies in the Survey Group because while not necessarily in the electricity industry, these companies are comparable to AES in terms of their size and complexity of operations. The Company also uses the Survey Group because it believes that it more accurately reflects competitive compensation for certain executive positions which do not necessarily require industry-specific experience, such as finance positions.

With the exception of RSUs, the Company does not establish performance targets for each compensation plan financial metric relative to the performance of other companies. The reason for this is that, as described above, the Company's business model is very different from that of the companies in its Peer Group, and the companies in the Survey Group are generally in entirely different industries. In light of the fact that there are few, if any, directly comparable companies, the Company devises its own operational and financial metrics to target and gauge performance. As a result of being developed internally, these metrics may not be comparable to the standard or generic metrics used by other companies, but the Board believes that they are better suited to tracking executive performance.

Thus, while the performance targets for each financial metric of the Company's compensation program are generally not based on the relative performance of Company's peer companies with respect to such metrics, the total direct compensation package for each executive officer of the Company is determined with reference to the total direct compensation of executive officers of companies within the Survey Group and Peer Group. Accordingly, consistent with the pay-for-superior performance policy set forth in the Proposal, the Company's executive compensation program is designed to compensate executive officers so that if actual performance is below the pre-established performance targets, then the annual and long-term compensation for such executive officers will be below the median of the Survey Group and the Peer Group. Also consistent with the pay-for-superior performance principle, if actual performance exceeds the pre-established targets, the annual and long-term compensation for such executive officers will be above the median of the Survey Group and the Peer Group.

- ***Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan***

The Company believes it has also substantially implemented this Proposal Requirement in the proxy statement it filed with the Commission in 2007 (the "2007 Proxy Statement"). As disclosed in the 2007 Proxy Statement, under the 2006 Performance Incentive Plan (the "Annual Plan"), annual cash incentive payments are linked to performance based on factors that the Company views as the key drivers of its success, which include individual, operational, safety, and financial goals, and payments also reflect annual incentives paid by other companies for comparable positions. The 2007 Proxy Statement contains the following strategic rationale and explanation of the weightings of the quantitative and qualitative metrics used for awards made under its Annual Plan:

> "The target annual cash incentive award for each named executive officer is assessed and approved annually and ranges from 80 to 150 percent of base salary, depending on an individual's specific job responsibilities. The award paid in a previous year is not a factor in determining the current year award. Because the amount of the award actually paid is based on the attainment of Company and individual performance goals, the [Annual] Plan payment for a specific named executive officer could be zero or as much as twice the target payment. For 2006, awards for all plan participants (including the named executive officers) were based on the following performance goals:
>
> - 40 percent on meeting cash flow targets;
> - 25 percent on meeting performance improvement and cost reduction targets;
> - 25 percent on achieving individual objectives; and
> - 10 percent on safety performance."

The 2007 Proxy Statement also contains specific disclosure regarding the performance measures for awards made under the LTC Plan and the rationale for using such performance measures. The 2007 Proxy Statement contains the following disclosure about the PUs and RSUs awarded under the LTC Plan:

> "PUs are performance-based awards that reward efficient generation of cash over a rolling three-year period. They use a cash generation metric to measure the net cash we generate by increasing revenue, reducing costs, and improving productivity, which we consider a significant source of stockholder value creation, and which directly links compensation with the performance of our business during the measurement period. The payment made, if any, under each PU depends upon the level of the PU's cash generation metric achieved over the three year measurement period. . .
>
> The following table illustrates possible payouts under the PUs granted in 2006 to the named executive officers, assuming these PUs fully vest. If less than 90% of the cash generation metric (the "Cash Value Added" or "CVA") is achieved for the three year measurement period, no payments will be made under these PUs. If CVA levels are achieved at the 90% level, each PU has a value of $0.50; if CVA levels are achieved at greater than 90% and less than 100% of the CVA target, or greater than 100% and less than 120% of the CVA target, the PU payout will be determined based on a straight-line interpolation, subject to a maximum value of $2.00 per unit. There is no increase in PU payments above the maximum value per unit if the CVA level is above 120%."
>
> "A restricted stock unit represents the right to receive a single share of AES common stock or cash of equivalent fair market value. The RSUs granted to the named executive officers in 2006 will vest in equal installments over a three year period commencing on the first anniversary of the grant date if: (i) the executive continues to be employed by AES on each such date; and (ii) (A) the total stockholder return ("TSR") of AES, measured by the appreciation in stock price and dividends paid, exceeds the TSR of the S&P 500 Index for the three-year vesting period, or (B) the TSR of AES is positive,

the S&P 500 Index is positive, and the TSR of AES is within 5 percent of the TSR of the S&P 500 Index (subject to the Compensation Committee's discretion to choose that the RSUs should not vest in such circumstance). Once RSUs vest, a named executive officer must continue to hold the RSUs for an additional two years before the named executive officer receives stock or cash for the RSUs."[6]

- ***Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance***

The Company believes its current compensation program for executive officers substantially complies with this Proposal Requirement. As set forth above, compensation for executive officers is tied to various performance measures, and the amounts of compensation awarded or paid are limited, or reduced, when the Company's performance does not exceed those performance targets. For example, as discussed above, for annual long-term compensation awards to executive officers under the LTC Plan, only 50% of the RSUs will vest if the TSR of AES is at or above the 40th percentile of the companies comprising the S&P 500, and if the TSR of AES is below the 40th percentile, these RSUs do not vest at all. Payout of PU awards under the LTC Plan and payments under the Annual Plan are also reduced when the respective performance targets are not met.

The Company believes that the above facts demonstrate that the Proposal has been substantially implemented and may be excluded from the Company's Proxy Statement in accordance with Rule 14a-8(i)(10).

B. Rule 14a-8(i)(3) – The Proposal is Impermissibly Vague and Therefore Excludable

The Staff has recognized that a shareholder proposal may be excluded under Rule 14a-8(i)(3) if it is so "inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See SEC Staff Legal Bulletin No. 14B (CF) (September 15, 2004).* The Staff has concluded that a proposal could be excluded as vague and indefinite under Rule 14a-8(i)(3) where the registrant's letter to the Staff had argued that "[s]hareholders should not be asked to speculate as to that on which they are voting" and that the proposal's "ambiguity is likely to lead groups of shareholders to reach different conclusions" about the purpose of the proposal." *See Puget Energy, Inc. (March 7, 2002).*

The Staff has agreed with other registrants that vague and indefinite proposals may be excluded where the proponent fails to define critical terms or to provide sufficient guidance on implementation. *See, e.g., General Electric Company (January 23, 2003)* (where the registrant's letter to the Staff cited a lack of defined terms, valuation problems, and timing ambiguities in the

[6] This disclosure regarding RSU awards relates to the Company's RSU program prior to 2007. The Company will include additional disclosure in its 2008 Proxy Statement regarding its current RSU program, which is described in detail above in this letter.

proposal); *Fuqua Industries, Inc. (March 12, 1991)* (proposal's failure to define terms allowed for many different interpretations of proposal); *NYNEX* Corporation *(January 12, 1990)* (proposal's failure to explain "interfere" and "government policies of foreign nations" allowed for several different interpretations).

The Proposal is vague and fails to provide sufficient guidance for implementation. The Proposed Plan would cover "senior executives" of the Company, but the Proposal does not define what a "senior executive" is or which executives of the Company would be included within the scope of "senior executives." The Company's ability to implement is also unclear because comprehensive compensation information is generally only made available for an issuer's "named executive officers," as defined in the Exchange Act, and is not available on a comprehensive basis for all senior executives (assuming an ordinary usage of the term) of the companies in the Company's Peer Group. Therefore, the Company is uncertain how, if the Proposal was included in the Proxy Statement and the stockholders of the Company voted in favor of the Proposal, it would implement the Proposal.

The Proposal is also vague and indefinite because it uses phrases such as "financial metric" and "financial performance metrics" without explaining what is meant by these terms. These terms are open to numerous interpretations. Without guidance as to what metrics the Company should use for financial performance metrics, the Company and its shareholders may have vastly different interpretations of the Proposal and its implementation. As mentioned above, under the LTC Plan, the Company already considers financial performance metrics such as TSR, as well as other financial measures. Stockholders may define financial performance metrics differently than the Company, and this could lead to the implementation of a plan that is different from one envisioned by stockholders. The Proposal also indicates that compensation should be received only when the Company's performance exceeds the median of its peer group, but it is not clear how this would be implemented if the Company decided to use more than one performance criteria. For example, as discussed above, the Company's Annual Plan measures performance using several different criteria. In such an instance, it is unclear whether the Proposal would require that each performance metric within the Proposed Plan exceed the median of the peer group or whether the performance measures, in the aggregate, must exceed the median of the peer group. Moreover, the Company believes it is important to have performance measures which are not quantitative, and the Company's Annual Plan currently includes performance measures based on achieving qualitative targets, such as safety goals. It is entirely unclear how the Company would compare such a performance measure against a "peer group median."

IV. Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the Company's Proxy Statement pursuant to Rules 14a-8(i)(10) and (i)(3).

If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 848-7765, Andrew Schleider at (212) 848-7293, John Morrison at (212) 848-8729, Brian Miller, Executive Vice-President, General Counsel, and Corporate Secretary of the Company at (703) 682-6427 or Zafar Hasan, Assistant General Counsel of the Company at (703) 682-1110.

Very truly yours,



John P. Berkery

Enclosures

Exhibit A — Shareholder proposal submitted by United Brotherhood of Carpenters Pension Fund, dated January 23, 2008.

cc: Edward J. Durkin, United Brotherhood of Carpenters, Corporate Affairs Department
Brian Miller, The AES Corporation
Zafar Hasan, The AES Corporation
Andrew R. Schleider, Shearman & Sterling LLP
John A. Morrison, Shearman & Sterling LLP

Exhibit A

The Proposal



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA OVERNIGHT MAIL AND FACSIMILE 703-528-4510]

January 23, 2008

Brian A. Miller
Executive Vice President,
General Counsel and Secretary
The AES Corporation
4300 Wilson Boulevard
Arlington, Virginia 22203

Dear Mr. Miller:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the AES Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates the issue of the Company's executive compensation plan. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 10,617 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Pay-for-Superior-Performance Principle Proposal

Resolved: That the shareholders of The AES Corporation ("Company") request that the Board of Director's Executive Compensation Committee adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

Supporting Statement: We feel it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance. The pay-for-performance concept has received considerable attention, yet all too often executive pay plans provide generous compensation for average or below average performance when measured against peer performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value. Post-employment benefits provided to executives from severance plans and supplemental executive pensions exacerbate the problem.

We believe that the pay-for-superior-performance principle presents a straightforward formulation for senior executive incentive compensation that will help establish more rigorous pay for performance features in the Company's Plan. A strong pay and performance nexus will be established when reasonable incentive compensation target pay levels are established; demanding performance goals related to strategically selected financial performance metrics are set in comparison to peer company performance; and incentive payments are awarded only when median peer performance is exceeded.

We believe the Company's Plan fails to promote the pay-for-superior-performance principle in several important ways. Our analysis of the Company's executive compensation plan reveals the following features that do not promote the pay-for-superior-performance principle:

- Target performance levels for annual incentive plan metrics are not disclosed.
- The target performance levels for the annual incentive plan metrics are not peer group related.
- The annual incentive plan provides for below target payout.
- Stock options vest ratably over 3 years.
- Target performance levels for the performance unit metrics are not disclosed.
- The target performance levels for the performance unit metrics are not peer group related.
- The performance units provide for below target payout.

We believe a plan designed to reward superior corporate performance relative to peer companies will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 12, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The AES Corporation
Incoming letter dated February 12, 2008

The proposal requests that the board's executive compensation committee adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives that includes elements set forth in the proposal.

We are unable to concur in your view that AES may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that AES may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AES may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that AES may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that AES did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant AES's request that the 80-day requirement be waived.

Sincerely,



John R. Fieldsend
Attorney-Adviser

END